Exhibit 99.1

Scotiabank acquires 51 per cent of Banco Colpatria

BOGOTÁ, Colombia and TORONTO, Canada, Jan. 18, 2012 /CNW/ - Scotiabank today announced the closing of its acquisition of 51 per cent of Banco Colpatria. Through this long-term partnership with Mercantil Colpatria, who retains 48.7 per cent ownership, Scotiabank will participate in significant growth opportunities in Colombia. The purchase will be satisfied through a combination of U.S.$500 million in cash and 10,000,000 common shares of The Bank of Nova Scotia.

"We are pleased to be partnering with Mercantil Colpatria and Banco Colpatria's strong management team to leverage our joint expertise and accelerate the bank's growth in Colombia," said Brian Porter, Group Head of International Banking at Scotiabank. "We look forward to the success we will achieve by combining the unique strengths of our two companies and focusing on the significant growth opportunities in the Colombian market."

Banco Colpatria, with assets of U.S.$6.4 billion and deposits of U.S.$4.4 billion (as of November 2011), is Colombia's fifth largest financial group and one of the country's leading lenders with a positive track record of growth. The bank is the second largest credit card issuer in Colombia and also offers commercial and consumer loans and home mortgages through its network of 175 branches and 308 ATMs.

"The approval from the regulators for this transaction is proof of the country's confidence and marks the beginning of a great future for the bank, its employees and its customers," said Santiago Perdomo, President of Banco Colpatria.

"With the closing of this transaction, we continue our commitment to Colombia, which for more than 50 years has looked to Banco Colpatria as a reliable and trustworthy bank," said Eduardo Pacheco, President of Mercantil Colpatria. "Now with Scotiabank's expertise in risk and capital management, wholesale banking operations and its extensive network in Central and South America we will be able to combine the strengths of both businesses to take advantage of the potential of the Colombian market."

About Banco Colpatria

Colpatria Group is the fifth largest banking group in Colombia in terms of loans and the sixth in terms of deposits in the country, and serves both individuals and the business sector. It has a presence in 31 cities, assets of U.S.$6.4 billion, a network of 175 offices and 308 ATMs. It is the second largest issuer of credit cards using both its own and shared brands.

About Mercantil Colpatria

Grupo Colpatria has 13,000 employees and serves five million customers.

It has four Divisions:

•	Banking (Banco Colpatria)

•	Construction (Housing, third party construction, infrastructure and two affiliates in Mexico and Peru)

•	Investment (General Insurance, Life Insurance, Capitalization, Health, Property and Casualty HMO and worker´s compensation)

•	Private Capital, which includes a number of business lines in the real and financial sector and is responsible for the management of Grupo Colpatria's investments in Mineros, Colfondos and Termoyopal.

About Scotiabank

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With more than 75,000 employees, Scotiabank Group and its affiliates serve some 19 million customers in more than 55 countries around the world. Scotiabank offers a broad range of products and services including personal, commercial, corporate and investment banking. With assets above $575 billion (as at October 31, 2011), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

%CIK: 0000009631

For further information:

For media enquiries:

Paula Cufre, Scotiabank Media Communications, 416-866-4833,
paula.cufre@scotiabank.com

Mario Alejandro Nieto, Colpatria Communications, 745-6300 ext 3569, cell 311-222- 9374;
prensa@colpatria.com, nietogonza@yahoo.es

José Triana, FTI Consulting, 319 84 00, cell 321 315 02 20,
Jose.triana@fticonsulting.com

CO: Scotiabank

CNW 06:05e 18-JAN-12